K&L GATES LLP 1 PARK PLAZA TWELFTH FLOOR IRVINE, CA 92614 T 949.253.0900 F 949.253.0902 klgates.com

October 22, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Tim Buchmiller

Geoff Kruczek

Re:	Axonics Modulation Technologies, Inc.

Registration Statement on Form S-1

Filed on October 5, 2018

File No. 333-227732

Ladies and Gentlemen,

Axonics Modulation Technologies, Inc., a Delaware corporation (the “Company”), hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated October 15, 2018 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in italics as set forth in the Comment Letter.

In addition, if the Staff would like hard copies of the Registration Statement on Form S-1 (the “Registration Statement”) as filed with the Commission on the date hereof, marked against the Registration Statement as filed with the Commission on October 5, 2018, please so advise and we would be happy to provide such copies. All page number references contained in the Company’s responses below correspond to the page numbers in the Registration Statement.

Form S-1 filed October 5, 2018

Overview, page 1

1.

Your revisions on page 81 in response to prior comment 4 regarding “technological enhancement” indicate that Interstim II has multiple competitive advantages to your product. If so, please revise to discuss those advantages relative to your product and why the enhancements are necessary to compete with Interstim II.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on page 82 of the Registration Statement to reflect that the technological enhancement described therein is to make the Company’s IPG compatible with implanted leads of the InterStim II. The previous disclosure was not intended to indicate that InterStim II has multiple competitive advantages to the Company’s r-SNM System. As a result of the revised disclosure, the Company does not believe additional disclosure is warranted.

Preliminary Financial Results for the Three Months Ended September 30, 2018, page 8

2.	Please ensure that your projections include revenues for the period presented. See Regulation S-K Item 10(b)(2).

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 8 of the Registration Statement accordingly.

Dilution, page 87

3.

We note your revisions in response to prior comment 5. Please expand to also address how the numbers and percentages in the table on page 88 would change assuming the exercise of all outstanding options and warrants.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 89 of the Registration Statement accordingly.

Comparison of the Six Months Ended June 30, 2018 and 2017, page 97

4.	If the purpose of the evaluation agreement was to generate future sales, disclose why you are not generating sales to this hospital.

Company Response: The Company respectfully informs the Staff that the primary purpose of the evaluation agreement was not to generate future sales, but rather to provide a professional courtesy to the customer to accommodate a temporary supply shortfall of SNM products. The Company has not actively solicited any additional sales from this customer. The Company has revised the disclosure on page 101 of the Registration Statement to clarify the purpose of this transaction.

Benefits of our r-SNM System, page 128

5.

We note the added disclosure on page 129 regarding the survey you conducted. Please expand to clarify the “certain aspects” of your product that such survey addressed. Include in your response the specific questions you asked in that survey. Please also indicate in your response the number of surveyed professionals that responded to your questions and briefly tell us why you believe that number constitutes a sufficient sample size. Also clarify in your similar disclosure on page 5, if true, that this is an example of the perceived not actual benefits of your product.

Company Response: The Company informs the Staff that it has removed all references to the physician survey in the Registration Statement.

Sales and Marketing, page 141

6.

We note your revised disclosure page on 141 in response to prior comment 8 that your expectations of spending capital resources in Europe, Canada and Australia where your product has received regulatory approval will depend on whether reimbursement is available in those countries or regions. In an appropriate location, please disclose the reimbursement status in those regions and countries.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 143 of the Registration Statement accordingly.

Non-employee Directors and Director Nominee, page 165

7.	We note your disclosure that Robert E. McNamara will become a director upon completion of your offering. Please file his written consent as required by Securities Act Rule 438.

Company Response: The Company respectfully informs the Staff that the Company filed the consent required by Rule 438 under the Securities Act of 1933, amended, on October 5, 2018 as Exhibit 99.1 to the Registration Statement.

Share Exchange Agreement, page 187

8.

Please expand your revisions added in response to prior comment 16 to clarify the purpose of the arrangement described here. Include in your revisions the nature and extent of the related parties’ interest in the transactions you describe.

Company Response: The Company respectfully informs the Staff that it believes the Registration Statement currently reflects the material provisions relating to the Share Exchange Agreement. The Company originally established Axonics Europe, S.A.S. at the request of a prospective investor solely to accommodate certain of its investment criteria. The shares of Axonics Europe, S.A.S. are exchangeable for preferred shares of the Company based on an exchange rate set forth in the Share Exchange Agreement without any additional consideration payable to or by the investors or the Company. The holders of shares of Axonics Europe, S.A.S. are not entitled to any additional or special rights or privileges because they hold these shares. The Share Exchange Agreement provides that upon completion of the initial public offering of the Company, the shares of Axonics Europe, S.A.S. held by the investors will be automatically exchanged for preferred shares of the Company at the applicable exchange rate. As a result, the Company will wholly own Axonics S.A.S. upon completion of the proposed initial public offering. There are no additional arrangements between the Company and the investors as it relates to the investment into Axonics Europe, S.A.S. As a result, the Company does not believe additional disclosure is required.

Signatures, page II-7

9.	Please indicate parenthetically who is signing your registration statement as the principal financial officer.

Company Response: The Company acknowledges the Staff’s comment and has revised the signature page to the Registration Statement accordingly.

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If you have any questions or comments concerning these responses, please do not hesitate to call me at (949) 623-3519 or e-mail me at michael.hedge@klgates.com.

Sincerely,

/s/ Michael A. Hedge

Michael A. Hedge
K&L Gates LLP

cc:

Michael Fay, U.S. Securities and Exchange Commission

Brian Cascio, U.S. Securities and Exchange Commission

Raymond W. Cohen, Axonics Modulation Technologies, Inc.

Michael V. Williamson, Axonics Modulation Technologies, Inc.

Jason C. Dreibelbis, K&L Gates LLP

Alexa M. Ekman, K&L Gates LLP

Ilir Mujalovic, Shearman & Sterling LLP